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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM CB/A
(Amendment No. 1)
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Securities Act Rule 13e-4(h) (8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

SM Development Corporation

(Name of Subject Company)

Not applicable

(Translation of Subject Company's Name into English (if applicable)

Republic of the Philippines

(Jurisdiction of Subject Company's Incorporation or Organization)

SM Land, Inc.

(Name of Person(s) Furnishing Form)

Shares

(Title of Class of Subject Securities)

ISIN: PHY806711032

CUSIP: Not Applicable

(CUSIP Number of Class of Securities (if applicable))

Gema O. Cheng
10th Floor, One E-Com Center
Harbor Drive, Mall of Asia Complex
Pasay City, 1300
Republic of the Philippines
Tel: +632 902 8060

(Name, Address (including zip code) and Telephone Number
(including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Jovylyn G. Camaongay 10th Floor, One E-Com Center Harbor Drive, Mall of Asia Complex Pasay City, 1300 Republic of the Philippines Tel. +632 857 1539	James F. Grandolfo Allen & Overy 9th Floor Three Exchange Square Hong Kong Tel. +852 2974 7075

June 4, 2013

(Date Tender Offer/Rights Offering Commenced)

 PART I—INFORMATION SENT TO SECURITY HOLDERS

ITEM 1. HOME JURISDICTION DOCUMENTS

        Exhibit 1: Tender Offer Report of SM Land, Inc. relating to the offer to acquire up to 100% of the outstanding common shares of SM Development Corporation*

        Exhibit 2: Offer Document dated May 31, 2013 relating to the voluntary exchange offers to acquire all issued and outstanding common shares of SM Development Corporation and Highlands Prime, Inc.*

        Exhibit 3: Press Release dated May 31, 2013: "SMIC and SM Prime announce plans to consolidate SMIC's real estate businesses"*

        Exhibit 4: Notice to All Stockholders of SM Development Corp., announcing the extension of the tender offer period.

*
Previously Furnished on Form CB to the Commission on June 3, 2013.

ITEM 2. INFORMATIONAL LEGENDS

        The legend required by Rule 802(b) under the Securities Act of 1933, as amended, is included in the Offer Document.

PART II—INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

        Not applicable.

PART III—CONSENT TO SERVICE OF PROCESS

        A written irrevocable consent and power of attorney on Form F-X was filed with the Commission on June 3, 2013.

 PART IV—SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SM LAND, INC. (Registrant)
Date: July 5, 2013
	By:	/s/ GEMA O. CHENG Gema O. Cheng Senior Vice President

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PART I—INFORMATION SENT TO SECURITY HOLDERS
PART II—INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
PART III—CONSENT TO SERVICE OF PROCESS
PART IV—SIGNATURES